BBX 3/16

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549


07004401

OMB APPROVAL
OMB Number: 3235-0123 Expires: January 31, 2007 Estimated average burden Hours per response...12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66119

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YR)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Presidio Partners LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

235 Pine Street, Suite 1175

(No. and Street)

San Francisco	**CA**	**94104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Desi G. Co **(415) 321-1073**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

PROCESSED
MAR 19 2007
THOMSON
FINANCIAL

The Landmark @ One Market, 6th Floor	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.**

AB 3/17

OATH OR AFFIRMATION

I, **Desi G. Co**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of **Presidio Partners LLC**, as of **December 31, 2006**, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Partner

Title

Subscribed and sworn
to before me this
26 day of Feb. 2007



Notary Public


LEAH M. RESCATE
Commission # 1632250
Notary Public - California
San Francisco County
My Comm. Expires Dec 20, 2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Members' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control required by SEC Rule 17a-5
- ☒ (p) Independent auditor's report on internal control required by SEC Rule 17a-5 for a Broker-Dealer claiming an exemption from SEC Rule 15c3-3

• *** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRESIDIO PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006


Harb
Levy &
Weiland
ACCOUNTANTS
CONSULTANTS LLP

Independent Auditors' Report

To the Members
Presidio Partners LLC

We have audited the accompanying statement of financial condition of Presidio Partners LLC (the "Company") as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Presidio Partners LLC as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Harb, Levy + Weiland LLP

San Francisco, California
February 23, 2007

Presidio Partners LLC
Statement of Financial Condition
December 31, 2006

Assets

Cash	$ 2,106,475
Receivables, net of allowance for doubtful accounts of $2,665,743	10,863,925
Investments, at fair value	1,056,604
Property, net	74,059
Other	74,861
Total assets	$ 14,175,924

Liabilities and Members' Equity

Liabilities:	
Accounts payable and accrued expenses	$ 109,239
Distributions payable	1,713,021
Total liabilities	1,822,260
Members' equity	12,353,664
Total liabilities and members' equity	$ 14,175,924

See Accompanying Notes to Financial Statements

1. Summary of Significant Accounting Policies

Business

Presidio Partners LLC (the "Company") is a Delaware limited liability company formed on April 24, 2003. The Company is registered with the Securities and Exchange Commission as a fully disclosed broker-dealer and is a member of the National Association of Securities Dealers. The Company provides placement agent and consulting services to real estate and real estate-related companies.

As a limited liability company, each member's liability is limited to amounts reflected in the member's account.

The Company's operating agreement was amended on December 31, 2006 to allow for the full dissolution of one member's interest upon achieving certain cash distribution requirements.

Cash

Cash consists of cash on deposit with commercial banks and in money market accounts. The balances in the deposit and money market accounts may exceed federally insured limits. The Company has not experienced any losses thereon, and believes it is not exposed to any significant credit risk on cash balances.

Receivables

Receivables consist of commissions and consulting fees receivable from clients and reimbursements for out-of-pocket expenses receivable from clients. Receivables for commissions and consulting fees are generally payable over a period of two or three years and generally carry an interest rate based on LIBOR. Receivables are periodically evaluated for collectibility based on past credit history with clients.

Property

Property consists of furniture, office equipment and leasehold improvements stated at cost, and is depreciated using the straight-line method over seven years for furniture, five years for equipment, and the four-year lease term for leasehold improvements.

Federal and State Income Taxes

No provision for federal or state income taxes has been made since the Company's income is allocated to its individual members for inclusion in each member's individual income tax returns.

1. Summary of Significant Accounting Policies (continued)

Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America that require that the Company make estimates and assumptions that affect reported amounts. Actual results could differ from those estimates.

2. Property, net

Net property includes the following:

Furniture	$ 64,878
Office equipment	68,015
Leasehold improvements	6,229
	139,122
Accumulated depreciation	(65,063)
Property, net	$ 74,059

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $274,600, which was $153,116 in excess of its required net capital of $121,484. The Company's aggregate indebtedness to net capital ratio was 6.64 to 1.

4. Investments

During 2006, the Company made total capital commitments of approximately $1,874,000 for investments in limited partnership interests of real-estate entities. As of December 31, 2006, the Company had invested $1,056,604 toward these capital commitments. These investments are non-marketable and are carried at fair value as determined by Management.

5. Commitments

The Company rents its San Francisco office premises under a lease arrangement that expires in 2007. In November 2006, the Company entered into a lease agreement for new office premises in San Francisco effective March 1, 2007, for a term of 62 months. Future minimum payments under the new lease are as follows:

Year Ending December 31	
2007	$ 186,385
2008	230,078
2009	235,332
2010	240,578
2011	245,832
Thereafter	82,236
Total	$ 1,220,441

6. Related Party Transactions

During 2006, the Company provided placement agent services to a client who is an affiliate of one of its members. As of December 31, 2006, the Company had a receivable of $5,331,486 from this client. The client has disputed the Company's claims. The Company has provided for an allowance equal to fifty percent of the receivable from this client, totaling $2,665,743.

7. Employee Profit Sharing Plan

The Company maintains an employee profit sharing plan covering all of its eligible employees. The Company contributes to the plan at the discretion of the managing member.

8. Subsequent Events

During January 2007, the Company made distributions of approximately $1,555,100 to its members.

On January 4, 2007, upon meeting certain cash distribution requirements, one member's interest was fully dissolved, allowing the Company to become a single member LLC, owned by Presidio Equity Partners, LLC.

END